For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

FOR IMMEDIATE RELEASE:


Tone
Tone
Tone

NEW ***TONE*** ® *FOAMING HAND WASH*
BUILDS UPON *DIAL COMPLETE* SUCCESS

Dial Corp. latest instant-foam handsoap is based upon Airspray's easy-to-use, "one-hand" Table Top dispensing technology...

POMPANO BEACH , FL, February 9, 2004 -- Dial Corporation, one of the oldest, largest and most innovative U.S. consumer product manufacturers, has again selected the Airspray *Table Top* foamer for its latest market entry – *Tone* ® *Foaming Hand Wash* .

The three-SKU launch – which includes *Wild Flowers* , *Mango Splash* and *Island Mist* – will receive extensive national marketing support. The new products build upon the marketplace success of *Dial Complete* , considered by many the most revolutionary product to hit the hand soap market in 20 years.

The innovation-driven Dial was the first multinational to introduce foaming hand soap products incorporating sophisticated, proven Airspray dispenser design. The 2004 introduction of Dial's *Tone* ® gives further credence to the continued growth

and marketplace shift towards foaming handsoaps.

The *Tone* ® foaming hand wash introduction marks the first introduction into Mass retail of multi-scented adult foaming hand soaps in the United States (like Wal-Mart, Target etc.). The multi-scented adult foaming hand soaps previously introduced by Bath & Body Works was only available through Bath & Body Works stores.

The Airspray *Table Top* foamer offers manufacturers higher output of effective ingredients and an elegant design perfect for products commonly used around the wash basin, both in the kitchen and in the powder room. It was specifically designed for home countertop product applications such as hand soaps, personal wash applications, body care, moisturizing and baby care. Airspray offers the industry already over 21 variations of proven, precision-engineered, high-performance foam dispensers. They provide instant, perfect foam -- without chemical propellants. The foam is exceptionally mild and pleasing to the skin.

Useful Web links: *Tone* ® : http://www.dialcorp.com/index.cfm?page_id=77

Dial Corp : http://www.dialcorp.com

Dial Complete : http://www.dialcorp.com/index.cfm?page_id=74

ABOUT AIRSPRAY N.V.

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

The company is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, Wella and Yves Rocher -- to name only a few -- differentiate their products. For further information, call +31 72 5414666 or 954/972-7750, or visit the company's web site at www.airspray.net .

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